MAYER
BROWN
ROWE
& MAW

April 9, 2004

Mayer, Brown, Rowe & Maw LLP
190 South La Salle Street
Chicago, Illinois 60603-3441

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

Archstone-Smith Trust
9200 East Panorama Circle, Suite 400
Englewood, Colorado 80112

Gentlemen:

We have acted as special counsel to Archstone-Smith Trust, a Maryland real estate investment trust ("Archstone-Smith"), in connection with the preparation of Archstone-Smith's Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), being filed with the Securities and Exchange Commission on the date hereof (the "Registration Statement"), including the prospectus contained therein, concerning the registration of 156,332 common shares of beneficial interest, $0.01 par value per share (the "Common Shares"), of Archstone-Smith for the purpose of the sale of such Common Shares by the shareholders identified in the Registration Statement.

As special counsel to Archstone-Smith, we have examined originals or copies certified or otherwise identified to our satisfaction of the Registration Statement, Archstone-Smith's Declaration of Trust and Archstone-Smith's Bylaws, each as amended, restated and supplemented, the resolutions of the board of trustees of Archstone-Smith and such Archstone-Smith records, certificates and other documents and such questions of law as we considered necessary or appropriate for the purpose of this opinion. As to certain facts material to our opinion, we have relied, to the extent we deem such reliance proper, upon certificates of public officials and officers of Archstone-Smith. In rendering this opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as copies.

Based upon and subject to the foregoing assumptions, conditions and limitations set forth herein, we are of the opinion that the Common Shares have been duly authorized, and that, when the Registration Statement has become effective under the Securities Act and the Common Shares are delivered in the manner described in the Registration Statement, the Common Shares will be legally issued, fully paid and nonassessable.

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Independent Mexico City Correspondent: Jauregui, Navarrete, Nader y Rojas, S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

       We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to all references to our firm in the Registration Statement.

                    Sincerely,

                    /s/ MAYER, BROWN, ROWE & MAW LLP